Exhibit 14.1
ASHTON WOODS USA, LLC
CODE OF BUSINESS CONDUCT AND ETHICS
Introduction
This Code of Business Conduct and Ethics (the “Code”) is the commitment of Ashton Woods Homes (the “Company”) to conduct our business in accordance with all applicable laws, rules and regulations and the highest ethical standards. All employees and members of our Board of Directors are expected to adhere to those principles and procedures set forth in this Code that applies to them. We also expect the consultants and contractors we retain to review and adopt this Code in their dealings on the Company’s behalf.
For purposes of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder, Section I of this Code shall be our code of ethics for our Chief Executive Officer, Chief Financial Officer, Senior Vice President, Corporate Vice Presidents, Division Presidents, Vice Presidents of Finance and Controllers, and any other senior executive or financial officers performing similar functions and so designated from time to time by the Chief Executive Officer of the Company (collectively, the “Senior Management Team “). The Senior Management Team shall acknowledge and certify their ongoing compliance with Section I of this Code periodically and provide a copy of such certification to the appropriate representative of the Board of Directors (the “Board”). Each employee of the Company should also read and be familiar with the Company’s Employee Handbook, as modified from time to time (the “Employee Handbook”). With respect to the Company’s employees, this Code does not supersede the standards set forth in the Employee Handbook, but rather should be read together with the Employee Handbook.
This Code will serve as a guide in the conduct and discharge of responsibilities of all Ashton Woods Homes’ directors, managers, and personnel. However, no body of standards can address all possible scenarios or questions. In the event that a question or issue arises that is not addressed here with, there are appropriate resources identified in Section II.G. to contact for resolution.
SECTION I
A. General
The policy of the Company is to comply strictly with all laws governing its operations and to conduct its affairs in keeping with the highest moral, legal and ethical standards. In particular, the Senior Management Team hold an important and elevated role in maintaining a commitment to (i) honest and ethical conduct, (ii) full, fair, accurate, timely and understandable disclosure in the Company’s public communications, and (iii) compliance with applicable governmental rules and regulations. Accordingly, the Company has adopted this Code.
This Code shall be approved initially by the Board of Directors of the Company and thereafter periodically reviewed and updated by the Board. The Code shall be disbursed to the public by means of one of the methods described in the rules and regulations promulgated by the Securities and Exchange Commission (the “SEC”).
B. Honest and Ethical Conduct
Employees, officers and directors are expected to exhibit and promote the highest standards of honest and ethical conduct, by, among other things, their adherence to the following policies and procedures:
❑	Employees, officers and directors shall engage in only honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

❑	Employees, officers and directors shall inform the Chairman of the Board of (a) any deviations in practice from policies and procedures governing honest and ethical behavior that comes to their attention or (b) any material transaction or relationship that comes to their attention that could reasonably be expected to create a conflict of interest.

❑	Employees, officers and directors shall demonstrate personal support for the policies and procedures set forth in this Code through periodic communications reinforcing these principles and standards throughout the Company.

❑	Employees, officers and directors shall respect the confidentiality of information acquired in performance of their responsibilities as employees and shall not use confidential information for personal advantage.
C. Bribes, Kickbacks, Gifts, and/or Gratuities
Bribes and kickbacks can arise when dealing with vendors, subcontractors, suppliers, customers, bankers, employees, government officials, or other individuals with impact on the operating or financial results of the Company. These activities are prohibited by this Code and by the applicable laws and regulations of the market in which the Company operates.

Gifts and Gratuities are insignificant items received/given in the course of business. However, these items require scrutiny to avoid comprising the business relationship or avoid the appearance of comprising the relationship. The following guidelines should be observed when dealing with these items:
❑	All items should be disclosed to Division President

❑	The value of the gifts and gratuities should be nominal (under $100) and non-recurring

❑	The aggregate value of these gifts and gratuities should not exceed $1000

❑	All exceptions to these guidelines must be approved in writing by the Division President and the Company’s Compliance Manager
D. Financial Records and Periodic Reports
The Company is committed to full, fair, accurate, timely and understandable disclosure in reports and documents that it files with, or submits to, the SEC and in other public communications made by the Company. In support of this commitment, the Company has, among other measures, (a) designed and implemented disclosure controls and procedures (within the meaning of applicable SEC rules) and (b) required the maintenance of accurate and complete records, the prohibition of false, misleading or artificial entries on its books and records, and the full and complete documentation and recording of transactions in the Company’s accounting records. In addition to performing their duties and responsibilities under these requirements, all employees involved in the Company’s SEC reporting process, including each of the Senior Management Team members, will establish and manage the Company’s reporting systems and procedures with due care and diligence to ensure that:
❑	Reports filed with or submitted to the SEC and other public communications contain information that is full, fair, accurate, timely and understandable and do not misrepresent or omit material facts.

❑	Business transactions are properly authorized and completely and accurately recorded in all material respects on the Company’s books and records in accordance with generally accepted accounting principles and the Company’s established financial policies.

❑	Retention or disposal of Company records is in accordance with applicable legal and regulatory requirements.
E. Compliance with Applicable Laws, Rules and Regulations
The policy of the Company is to comply with all laws governing its operations and to conduct its affairs in keeping with moral, legal and ethical standards. Accordingly, all employees, officers and directors will comply with all applicable governmental laws, rules and regulations, and the Company will establish the appropriate safeguards and maintain mechanisms to:
❑	Monitor compliance of the Company’s finance organization and other key employees with all applicable federal, state and local statutes, rules, regulations and administrative procedures.
❑	Identify, report and correct any detected deviations from applicable federal, state and local statutes, rules, regulations and administrative procedures.
SECTION II
A. Corporate Opportunities
Employees, officers and directors owe a duty to the Company to advance the Company’s legitimate business interests when the opportunity to do so arises. Employees, Officers and directors are prohibited from using corporate property, information or position for personal gain or competing with the Company. When the line between personal and Company benefits is difficult to determine for our directors, managers, and personnel, all efforts should be made to obtain approval beforehand through the Compliance Contact (which shall mean one of the Chief Executive Officer, Chief Financial Officer, and/or the Compliance Manager).
B. Confidentiality
In carrying out the Company’s business, employees, officers and directors often learn confidential or proprietary information about the Company, its customers, prospective customers or other third parties. Employees, officers and directors must maintain the confidentiality of all information so entrusted to them, except when disclosure is authorized or legally mandated. Confidential or proprietary information includes, among other things, any non- public information concerning the Company, including its businesses, financial performance, results or prospects, and any non-public information provided by a third party with the expectation that the information will be kept confidential and used solely for the business purpose for which it was conveyed. Notwithstanding the above, all employees, officers and directors should refer to the policies set forth in Appendix A to this Code, which contains the Company’s Confidential Information Policy.

C. Fair Dealing
Our Company is founded on the principle that we can out-perform our competitors in an open market and we have a strong history of succeeding through honest business competition. We do not seek competitive advantages through illegal or unethical business practices. Each employee, officer and director should endeavor to deal fairly with the Company’s customers, vendors, service providers, suppliers, competitors and employees. This includes, but is not limited to, entering into any type of agreement with our competitors or suppliers to fix, stabilize, or control prices in violation of antitrust laws. No employee, officer or director should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any unfair dealing practice.
D. Equal Employment Opportunity and Harassment
Our focus in personnel decisions is on merit and contribution to the Company’s success. Concern for the personal dignity and individual worth of every person is an indispensable element in the standard of conduct that we have set for ourselves. The Company affords equal employment opportunity to all qualified persons without regard to any impermissible criterion or circumstance. This means equal opportunity in regard to each individual’s terms and conditions of employment and in regard to any other matter that affects in any way the working environment of the employee. We do not tolerate or condone any type of discrimination prohibited by law, including harassment.
E. Protection and Proper Use of Company Assets
All employees should protect the Company’s assets and ensure their efficient use. All Company assets should be used for legitimate business purposes only.
F. Reporting Concerns
Employees, officers and directors of the Company are encouraged to identify and raise potential issues before they lead to problems, and ask about the application of this Code whenever in doubt. Any questions relating to how these policies should be interpreted or applied should be addressed to the Company’s Compliance Manager. Any employee, officer or director who becomes aware of any existing or potential violation of this Code should promptly notify the Compliance Manager. The Company will take such disciplinary or preventive action as it deems appropriate to address any violation of this Code brought to its attention. Retaliation against any employee, officer or director, who, in good faith, reports a concern to the Company about illegal or unethical conduct, or a violation of this Code, will not be tolerated under any circumstances. Any questions or concerns relating to retaliation can be addressed to The Company’s Chief Financial Officer or General Counsel.
G. Compliance Contact Information
•	Chief Executive Officer – Tom Krobot: 770-998-9663 or tkrobat@ashtonwoodshomes.com

•	Chief Financial Officer – Bob Salomon: 770-998-9663 or bsalomon@ashtonwoodshomes.com

•	Compliance Manager – Holley Moody: 770-998-9663 or hmoody@ashtonwoodshomes.com

•	General Counsel – Elizabeth Noe with Paul, Hastings, Janofsky & Walker LLP: 404-815-2400 or elizabethnoe@paulhastings.com
SECTION III
Waivers of This Code
From time to time, the Company may waive certain provisions of this Code. Any employee, officer or director who believes that a waiver may be called for should discuss the matter with the Compliance Manager. Waivers for executive officers (including Chief Executive Officer, Chief Financial Officer, Senior Vice President, Division Presidents, and Vice Presidents of Finance & Controllers) or directors of the Company may be made only by the Board of Directors or a committee of the Board of Directors and shall be promptly disclosed to the Company’s stockholders in accordance with the SEC’s rules and regulations.
This waiver must be obtained prospectively of the event and must be documented and executed.
Appendix A
Confidential Information Policy — applicable to Ashton Woods USA, LLC and its affiliated entities (collectively, the “Company”):

APPENDIX A
Confidential Information Policy
For Material, Non-Public Company Information
Introduction
As we all know, the Federal Government has been vigorously pursuing violations of insider trading laws. In 1988, to further deter insider trading violations, Congress expanded the authority of the SEC and the Justice Department by adopting the Insider Trading and Securities Fraud Enforcement Act. In 2000, the SEC adopted Regulation FD, which specifically addresses disclosure of material, non-public information. In response to this situation, the Company has adopted this Confidential Information Policy for the treatment of material, non-public information about the Company. This Policy is designed to protect the confidentiality of such information and to prevent the unlawful trading in the Company’s securities by persons who possess material, non-public information about the Company.
This Policy is also designed to avoid even the appearance of improper conduct on the part of anyone employed by or associated with the Company (not just so called insiders). Our reputation for integrity and ethical conduct has been established over time from the ethical work of many. The consequences of insider trading violations can be staggering:
For individuals who trade on inside information (or tip information to others):
❑	A civil penalty of up to three times the profit gained or loss avoided;

❑	A criminal fine (no matter how small the profit) of up to $1 million; and

❑	A jail term of up to ten years.
For a company (as well as possibly any supervisory person) that fails to take appropriate steps to prevent illegal trading:
❑	A civil penalty of the greater of $1 million or three times the profit gained or loss avoided as a result of the employee’s violation; and

❑	A criminal penalty of up to $2.5 million.
In addition, Regulation FD places significant disclosure burdens on the Company if material non-public information is disclosed to securities market professionals (e.g. analysts, broker-dealers, investment advisors, investment companies, hedge funds) or holders of our securities (collectively, “investment professionals”).
Identification of Confidential Information
As a general rule, any material information about the Company that has not been disclosed to the public in a press release, a report to shareholders, an SEC filing or other published report, should be treated confidentially. Material information about the Company is information that a reasonable investor would consider important in a decision to buy, hold or sell the Company’s securities, or any information that could reasonably be expected to affect the price of these securities. If an employee, officer or director has a question about whether any information is material, the Chief Executive Officer, Chief Financial Officer or General Counsel should be consulted. The Chief Executive Officer, Chief Financial Officer or General Counsel will make all final determinations as to which information is material, and therefore confidential. The following is a list of examples of material, non-public information that should always be treated confidentially:
1.	Undisclosed financial results of the Company;

2.	Any undisclosed material financial projections for the Company;

3.	Any material write-up or write-down of assets or change in accounting methods;

4.	Any proposed change in the payment of cash dividends;

5.	Any proposed public or private sale of debt or equity securities of the Company;

6.	The resignation or election of the Chief Executive Officer, Division Manager, or a Director or the serious illness or death of the Chief Executive Officer or Division Manager;

7.	A bankruptcy or insolvency proceeding or default in the payment or performance of any material obligation;

8.	Any proposal or negotiation for the sale of a material portion of the Company’s operations;

9.	Any proposed, significant new project, acquisition of property, joint venture or similar business development;

10.	Any material change in a previously announced development project or other business of the Company;

11.	Any proposed adoption of a stock option plan or other significant compensation plan;

12.	Any material litigation or governmental proceeding or investigation concerning the Company or any of its employees, officers or directors;

13.	Any material borrowing activity; and

14.	Any projected change in industry circumstances or competitive conditions that could materially affect the Company’s earnings or future prospects.
The foregoing list is presented by way of example only and is not intended to be exhaustive. Either positive or negative information may be material.
Our Policy
If an employee, officer or director has material non-public information relating to the Company, it is our policy that neither that person nor any related person may buy or sell securities of the Company or engage in any other action to take advantage of, or pass on to others, that information. This policy also applies to information related to any other company, including our customers or suppliers, obtained in the course of employment. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are no exception. Even the appearance of an improper transaction must be avoided to preserve our reputation for adhering to the highest standards of conduct.
The Chief Executive Officer, Chief Financial Officer, and General Counsel are responsible for administering this Confidential Information Policy. Moreover, if an employee violates the insider trading policy, the Company imposed sanctions, including dismissal for cause, could result from failing to comply with the Company’s policy or procedures. Any disciplinary actions must be approved by the Chief Executive Officer and the Compliance Manager prior to implementation.
Procedure Upon Identification of Confidential Information
The Chief Executive Officer, Chief Financial Officer or General Counsel should be told of the existence of and any developments of unauthorized or improper disclosure of confidential information. They should also be told if any additional persons (both inside and outside the Company) become aware of the confidential information. This will allow the Company to monitor the dissemination of confidential information and respond appropriately to inquiries about such information.
Treatment of Confidential Information
Confidential information shall be disclosed to persons both inside and outside the Company only on a need-to-know basis. The Company’s outside advisors, including our lawyers and accountants and other entities which in the opinion of the Chief Executive Officer, Chief Financial Officer or General Counsel possess material non-public information about the Company, will each be informed that the Company has adopted a confidentiality policy and will be requested to protect the confidential information about the Company of which they may become aware. Each employee, officer, and director should take such steps as are necessary under the circumstances to protect confidential information. In general, employees, officers and directors should exercise good judgment and extreme care at all times to avoid unauthorized or improper disclosure of confidential information.
At a minimum, employees, officers and directors are expected to:

❑	Strictly adhere to the need-to-know procedures and refrain from discussing confidential information with anyone else, including family members and friends;

❑	Report to the Chief Executive Officer, Chief Financial Officer or General Counsel the names of any persons receiving confidential information and the nature of that information;

❑	Not discuss confidential information in public places, such as restaurants, elevators and airplanes;

❑	Communicate confidential information by way of telecopy only when the recipient is able to monitor its transmittal and be available for its retrieval;

❑	Assure that confidential documents being carried inside or outside the office are kept in envelopes or folders;

❑	Assure that confidential documents are marked personal and confidential and to be opened only by the addressee; and

❑	When particularly sensitive information is involved, keep such information and the related computer tapes or word processing disks in a secure place and arrange for restricted access to such information.

Communication Committee
The Board of Directors has designated a Communication Committee that will be responsible for all external communications to bond holders, rating agencies, press, and other stakeholders. The Chief Executive Officer and the Chief Financial Officer are currently the only two members of this Committee.
There may be occasions in which the Communication Committee will identify additional individuals to participate in these external discussions. These instances are considered one-time exceptions to this policy, and should not be concluded as designation into the Communication Committee.
Procedure for Meeting with Investment Professionals
On occasion, the Chief Executive Officer of the Company may ask a manager or employee to meet with an investment professional, such as an analyst or investment company representative. In such a situation, the manager or employees should consult with the Communication Committee prior to such meeting to review what information can and cannot be divulged. In no case may material non-public information be divulged.
Employees should also meet with the Communication Committee immediately after such meeting to review what was discussed. An employee, officer or director may meet with investment professionals only if the above procedures are followed.
Requests for Information and Responding to Rumors about the Company
Employees of the Company may receive requests for information by persons outside the Company (e.g., from reporters or securities analysts). In order to ensure the required confidentiality, any contact with members of the press must be limited to individuals approved by the Communication Committee.
If the request involves other than routine public information, it should be referred to Communication Committee. This Committee will determine if a non-routine request for information should be answered and will coordinate the response, if any, to avoid problems arising from disclosing information to selected individuals rather than to the public generally. If you become aware that material non-public information has been selectively disclosed to anyone outside the Company, please advise the Chief Executive Officer, Chief Financial Officer or General Counsel immediately. All requests for comment on rumors about the Company should be referred to the Chief Executive Officer, Chief Financial Officer or General Counsel. (Examples of such requests include: Is it true that the Company is discussing merging with XYZ Corporation? Is it true that the Company is considering a purchase of land and commencing development in North Carolina?)
The Chief Executive Officer, Chief Financial Officer or General Counsel will attempt to identify the source of the rumor and will formulate a response, if appropriate. Employees, officers and directors should explain to any caller who requests information or comments on rumors that, pursuant to the Company’s policy, the caller should contact the Chief Executive Officer, Chief Financial Officer or General Counsel. The employee, officer or director should not respond that the Company has “no comment” unless such response is cleared in advance through the Chief Executive Officer, Chief Financial Officer or General Counsel. Under certain circumstances, i.e., if the rumor originates from the Company and is inaccurate, the Company may have an obligation to say more than “no comment”.
Employees who are not Officers or Directors
In the event that the Company is in the process of negotiating a transaction or a joint venture with another public company, employees, officers and directors are cautioned not to trade in the stock of that other company while they are in possession of material, non-public information about such company.
Education about Confidential Information Policy
All new employees, officers and directors of the Company will be furnished this Confidential Information Policy and will be asked to sign a statement to indicate their agreement to be bound by it. Also, all employees, officers and directors will be asked to update their statements each year. This Confidential Information Policy will be reviewed periodically and revised as necessary to reflect changes in the Company’s business operations.

Public Disclosure of Confidential Information
The laws governing when and how material, nonpublic information must be publicly disclosed are complicated and involve substantial legal judgment. Under no circumstance is confidential information to be disclosed to anyone other than employees of the Company and outside professional advisors who have a need-to-know such information, without prior clearance from the Chief Executive Officer, Chief Financial Officer or General Counsel. The Chief Executive Officer, Chief Financial Officer or General Counsel will determine when and if information must be disclosed publicly. They will coordinate the time and manner of all public disclosures to the press, securities brokers and analysts. When it is appropriate to make a public disclosure of confidential information, the disclosure will be made promptly to the relevant newspapers, news services and the applicable securities exchange.